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                                                                   EXHIBIT 99.17

                                INGRAM MICRO INC.

                           2003 EQUITY INCENTIVE PLAN
            RESTRICTED STOCK UNIT AWARD AGREEMENT ("AWARD AGREEMENT")
                              (PERFORMANCE VESTED)

      SECTION 1. GRANT OF RESTRICTED STOCK UNIT ("RSU") AWARD. As of ___________, Ingram Micro Inc., a Delaware corporation ("MICRO") hereby grants
<<LEGAL_FIRST_NAME>> <<LAST_NAME>> ("AWARDEE") a Restricted Stock Unit Award
(the "RESTRICTED STOCK UNIT AWARD"). This Restricted Stock Unit Award represents the right to receive a total of up to <<200%_PV_RSU_>> shares of Class A Common Stock, $.01 par value per share, of Micro's common stock (the "COMMON STOCK"), subject to the fulfillment of the vesting conditions set forth below and pursuant to and subject to the terms and conditions set forth in the Ingram Micro Inc. 2003 Equity Incentive Plan (the "PLAN"). Capitalized terms used and not otherwise defined herein are used with the same meanings as in the Plan.

      SECTION 2. RESTRICTED STOCK UNIT AWARD. This Restricted Stock Unit Award is not intended to qualify as an incentive stock option award as that term is used in Section 422 of the Code.

      SECTION 3. TIME OF EXERCISE; EXPIRATION. This Restricted Stock Unit Award shall become vested as set forth below:

                                                            VESTING DATE
                                                       (DATE THAT RESTRICTIONS          VESTING PERIOD AND/OR
             NUMBER OF SHARES AWARDED                          LAPSE)                     OTHER CONDITIONS
---------------------------------------------------- ---------------------------- ---------------------------------
-    Actual amount of Restricted Stock Units         The date that the Human      All terms and conditions as
     payable under this Award Agreement in Common    Resources Committee of the   listed in the 2007 LTP, subject
     Stock will vary based on actual achievement     Board of Directors reviews   to such changes therein as may
     set under Exhibit A, "Program Payout Matrix"    achievement of Program set   be determined from time to time
     under the 2007 Executive Long-Term              under the Program Payout     by the Committee that could
     Performance Share Program (the "2007 LTP"),     Matrix and approves          otherwise be deemed to
     subject to such reductions as may be            payment of awards under      adversely affect the rights of
     determined to be appropriate by the Committee   the 2007 LTP after the end   Awardee hereunder.
     that could otherwise be deemed to adversely     of the 36-month program
     affect the rights of Awardee hereunder.         term under the 2007 LTP.

- A copy of the 2007 LTP is attached hereto and is hereby incorporated by this reference.

-    Actual amount of Restricted Stock Units
     payable in Common Stock shall range from ZERO
     (if achievement is below threshold set in the Program Payout Matrix) to <<PV_RSU_>> (if achievement set in the Program Payout Matrix is 100%) and up to a maximum of
     <<M_200_PV_RSU_>> (if achievement set in the
     Program Payout Matrix is 200%).

      SECTION 4. ACCEPTANCE OF GRANT. This Restricted Stock Unit Award shall be awarded by Micro to the Awardee. The Awardee may accept this Restricted Stock Unit Award (within 30 days of grant) by signing and delivering this Award Agreement to the stock plan administrator.

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      SECTION 5. NONTRANSFERABILITY OF RESTRICTED STOCK UNIT AWARD. This
Restricted Stock Unit Award shall not be transferable by Awardee otherwise than by will or by the laws of descent and distribution. The terms of this Restricted Stock Unit Award shall be binding on the executors, administrators, heirs and successors of Awardee.

      SECTION 6. TERMINATION OR SUSPENSION OF EMPLOYMENT OR SERVICE (as generally defined under Section 11 of the Plan).

      (a) In the event Awardee voluntarily terminates his/her employment with Micro or an Affiliate, Awardee's unvested Restricted Stock Unit Award will be cancelled (forfeited) on such termination date.

      (b) In the event of Awardee's disability or death, the forfeiture or vesting of Awardee's unvested Restricted Stock Unit Award will be determined in accordance with the conditions listed under Section 3 above. In cases of special circumstances, the Committee may, in its sole discretion, when it finds that a waiver would be in the best interests of Micro, waive in whole or in part any or all remaining restrictions with respect to such Awardee's shares of the Restricted Stock Unit Award.

      (c) In the event Awardee's employment with Micro or an Affiliate is involuntarily terminated by Micro or an Affiliate other than for cause (as defined under the 2007 LTP), Awardee's unvested Restricted Stock Unit Award will vest in accordance with the conditions listed in Section 3 above.

      (d) Except as the Committee may otherwise determine, termination of Awardee's employment or service for any reason shall occur on the date such Awardee ceases to perform services for Micro or any Affiliate without regard to whether such Awardee continues thereafter to receive any compensatory payments therefrom or is paid salary thereby in lieu of notice of termination or, with respect to a member of the Board who is not also an employee of Micro or any Affiliate, the date such Awardee is no longer a member of the Board.

      SECTION 7. RESTRICTIONS ON PURCHASE AND SALE OF SHARES. Micro shall not be obligated to sell or issue any shares of Common Stock pursuant to this Restricted Stock Unit Award unless the shares are at that time effectively registered or exempt from registration under the U.S. Securities Act of 1933, as amended, and, as applicable, local laws.

      SECTION 8. RESPONSIBILITY FOR TAXES. Regardless of any action Micro or Awardee's employer (the "Employer") takes with respect to any or all income tax, social insurance, payroll tax or other tax-related withholding ("Tax-Related Items"), Awardee acknowledges that the ultimate liability for all Tax-Related Items legally due by Awardee is and remains Awardee's responsibility and that Micro and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Restricted Stock Unit Award, including the grant and vesting of the Restricted Stock Unit Award, the subsequent sale of shares of Common Stock acquired pursuant to the Restricted Stock Unit Award and the receipt of any dividends or other distributions, if any; and (2) do not commit to structure the terms of the grant or any aspect of the Restricted Stock Award to reduce or eliminate Awardee's liability for Tax-Related Items.

      Prior to a taxable event, Awardee shall pay or make adequate arrangements satisfactory to Micro and/or the Employer to satisfy all withholding and payment on account obligations of Micro and/or the Employer. In this regard, Awardee authorizes Micro and/or the Employer to withhold all applicable Tax-Related Items legally payable by Awardee from Awardee's wages or other cash compensation paid to Awardee by Micro and/or the Employer or from proceeds of the sale of shares of Common Stock.

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Alternatively, or in addition, if permissible under local law, Micro may (1)
sell or arrange for the sale of shares of Common Stock that Awardee acquires to meet the withholding obligation for Tax-Related Items, and/or (2) withhold in shares of Common Stock, provided that Micro only withholds the amount of shares of Common Stock necessary to satisfy the minimum withholding amount. Finally, Awardee shall pay to Micro or the Employer any amount of Tax-Related Items that Micro or the Employer may be required to withhold as a result of Awardee's participation in the Plan or Awardee's acquisition of shares of Common Stock that cannot be satisfied by the means previously described. Micro may refuse to deliver the shares of Common Stock if Awardee fails to comply with Awardee's obligations in connection with the Tax-Related Items as described in this section.

      SECTION 9. ADJUSTMENT. The number of shares of Common Stock subject to this Restricted Stock Unit Award and the price per share, if any, of such shares may be adjusted by Micro from time to time pursuant to the Plan.

      SECTION 10. NATURE OF THE AWARD. By accepting this Restricted Stock Unit Award, Awardee acknowledges that:

      (1) the Plan is established voluntarily by Micro, it is discretionary in nature and it may be modified, amended, suspended or terminated by Micro at any time, unless otherwise provided in the Plan and this Award Agreement;

      (2) the grant of the Restricted Stock Unit Award is voluntary and occasional and does not create any contractual or other right to receive future grants of Restricted Stock Unit Award, or benefits in lieu of Restricted Stock Unit Awards, even if Restricted Stock Unit Awards have been granted repeatedly in the past;

      (3) all decisions with respect to future Restricted Stock Unit Award grants, if any, will be at the sole discretion of Micro;

      (4) participation in the Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate Awardee's employment relationship at any time with or without cause;

      (5)   participating in the Plan is voluntary;

      (6) in the event Awardee is not an employee of Micro, the Restricted Stock Unit Award will not be interpreted to form an employment contract or relationship with Micro; and furthermore, the Restricted Stock Unit Award will not be interpreted to form an employment contract with the Employer or any subsidiary or affiliate of Micro;

      (7) the future value of the underlying shares of Common Stock is unknown and cannot be predicted with certainty;

      (8) if Awardee accepts the Restricted Stock Unit Award and obtains shares of Common Stock, the value of those shares of Common Stock acquired may increase or decrease in value; and

      (9) in consideration of the grant of the Restricted Stock Unit Award, no claim or entitlement to compensation or damages shall arise from termination of the Restricted Stock Unit Award or diminution in value of the Restricted Stock Unit Award or shares of Common Stock acquired under the Restricted Stock Unit Award resulting from termination of

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            Awardee's employment by Micro or the Employer (for any reason whatsoever and whether or not in breach of local labor laws) and Awardee irrevocably releases Micro and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing this Award Agreement, Awardee shall be deemed irrevocably to have waived Awardee's entitlement to pursue such claim.

      SECTION 11. DATA PRIVACY. The Awardee explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Awardee's personal data as described in this document by and among, as applicable, Micro and Employer for the exclusive purpose of implementing, administering and managing Awardee's participation in the Plan.

      Awardee hereby understands that Micro and the Employer hold certain personal information about the Awardee, including, but not limited to, Awardee's name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in Micro, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in the Awardee's favor, for the purpose of implementing, administering and managing the Plan ("Data"). Awardee hereby understands that Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in Awardee's country or elsewhere, and that the recipient's country may have different data privacy laws and protections than Awardee's country. Awardee hereby understands that Awardee may request a list with the names and addresses of any potential recipients of the Data by contacting Awardee's local human resources representative. Awardee authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Awardee's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom Awardee may elect to deposit any Shares acquired upon vesting of the Restricted Stock Unit Award. Awardee hereby understands that Data will be held only as long as is necessary to implement, administer and manage the Awardee's participation in the Plan. Awardee hereby understands that Awardee may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Awardee's local human resources representative. Awardee hereby understands, however, that refusing or withdrawing the Awardee's consent may affect the Awardee's ability to participate in the Plan. For more information on the consequences of Awardee's refusal to consent or withdrawal of consent, Awardee understands that he or she may contact his or her human resources representative responsible for Awardee's country at the local or regional level.

      SECTION 12. NO RIGHTS UNTIL ISSUANCE. Awardee shall have no rights hereunder as a shareholder with respect to any shares subject to this Restricted Stock Unit Award until the date of the issuance of the stock certificate for such shares.

      SECTION 13. GOVERNING LAW. This Award Agreement shall be governed by and construed according to the laws of the State of Delaware without regard to its principles of conflicts of laws as provided in the Plan.

      SECTION 14. AMENDMENT. This Restricted Stock Unit Award may be amended as provided in the Plan.


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      SECTION 15. LANGUAGE. If the Awardee has received this or any other document related to the Plan translated into a language other than English and if the translated version is different than the English version, the English version will control.

      SECTION 16. ELECTRONIC DELIVERY. Micro may, in its sole discretion, decide to deliver any documents related to the Restricted Stock Unit Award granted under (and participation in) the Plan or future awards that may be granted under the Plan by electronic means or to request the Awardee's consent to participate in the Plan by electronic means. The Awardee hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by Micro or another third party designated by Micro.

      SECTION 17. SEVERABILITY. The provisions of this Award Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

      SECTION 18. See attached Addendum A, if applicable, and if applicable, is hereby incorporated by reference.

                                       INGRAM MICRO INC.

                                       /s/ Matthew A. Sauer

                                       Matthew A. Sauer
                                       SVP, Human Resources - WW

ACCEPTED AND AGREED AS TO THE FOREGOING:
AWARDEE

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Name

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Date